Filed by Foley Trasimene Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Foley Trasimene Acquisition Corp. II (SEC File No.: 001-39456)

Date: December 7, 2020

Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

C O R P O R A T E   P A R T I C I P A N T S

Elliott Wiseman, General Counsel & Chief Compliance Officer, Paysafe Group Holdings Limited

Bill Foley, Chairman, Foley Trasimene Acquisition Corp. II

Philip McHugh, Chief Executive Officer, Paysafe Group Holdings Limited

Izzy Dawood, Chief Financial Officer, Paysafe Group Holdings Limited

P R E S E N T A T I O N

Elliott Wiseman

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Foley Trasimene Acquisition Corp. II, and may be accessed on the SEC’s website at www.SEC.gov, including the exhibits thereto.

During this call, we will be referring to an investor presentation, which can be found on the Investor Relations sections of Paysafe Group Holdings Limited’s website, Foley Trasimene Acquisition Corp. II’s website, as well as on the SEC’s website. Please review the disclaimers included therein, and refer to that as a guide to today’s call.

Statements made during this call that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements. Existing and perspective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. For more information, please refer to the risks, uncertainties, and other factors discussed in Foley Trasimene Acquisition Corp. II’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. You should carefully consider the risk, uncertainties, and other factors discussed in Foley Trasimene Acquisition Corp. II’s SEC filings.

For everyone on the phone, Foley Trasimene Acquisition Corp. II and Paysafe will not be fielding any questions on today’s call. Hosting today’s call are Bill Foley, Founder and Chairman of Foley Trasimene Acquisition Corp. II; Philip McHugh, CEO of Paysafe; and Izzy Dawood, CFO of Paysafe.

With that, I’d like to turn the call over to Bill Foley, Founder and Chairman of Foley Trasimene Acquisition Corp. II.

Bill Foley

Good morning and thank you for joining us today. I’m Bill Foley, the Founder and Chairman of the Foley Trasimene II SPAC. Today, we are excited to announce and review with you the definitive agreement that we have entered into with our new partner, Paysafe. With me here this morning from Paysafe are Philip McHugh, our Chief Executive Officer and Director, and Izzy Dawood, our Chief Financial Officer.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

When I formed and listed Foley Trasimene II earlier this year, our team and I initiated a diligent and thorough search process to source an appropriate partner. Through this process, we held meetings with all of the major investment banks and looked at hundreds of potential transactions, and ultimately we narrowed our focus to a few companies we thought had a unique and defensible market position and the ability to grow rapidly both organically and inorganically through acquisition. Our process ultimately lead us to Paysafe, which we believe is an attractive high growth payments company, with meaningful scale, positioned in the highest growth vertical markets.

In terms of the transaction itself, the combined company will list on the New York Stock Exchange with a pro forma enterprise value of $9 billion. As part of the financing, I am pleased to announce that we have received commitments for a private investment of $2.0 billion anchored by title and life insurance subsidiaries of Fidelity National Financial, Third Point Asset Management and Maplelane Asset Management, which will be funded upon the conclusion of the combination which we expect to close in the first half of 2021.

One of the keys to this transaction and value creation for our shareholders is the reduction of Paysafe’s leverage ratio to 3.6x Debt/EBITDA. As Paysafe continues to grow and generate cash flow, that leverage ratio will continue to come down creating even more opportunity to pursue accretive M&A opportunities.

We have a deep strategic M&A expertise in payments. My team, Philip and his group, and the people that’ll be involved in the Company, have consummated hundreds of financial technology M&A transactions worth tens of billions of dollars over the last 10 or 12 years.

Paysafe is a highly attractive and scarce investment opportunity within the payments and fintech space, where I believe we can add significant value to Philip and his team. Paysafe has an attractive combination of payment assets including a leading digital wallet platform in Skrill, one of the fastest growing eCash businesses, and a merchant business focused on high growth vertical markets. We will help Phillip and his team identify additional cost savings, focus on the most attractive organic revenue growth opportunities and identify and execute strategic acquisitions. With a proven strategy, an experienced management team and our newly formed partnership, we believe Paysafe has significant long-term growth potential. Importantly, we believe we can accelerate the operational transformation already underway at Paysafe.

Over my career I’ve been called an agent of change in transformation given the operational improvements that I have been able to achieve.

These improvements will come in various tracks. First, it’s going to be in total project cost savings from platform integration. We’re also going to have a 30% reduction in Premise’s office footprint. We’ll have back office consolidation in risk compliance and operations. And, the risk platform is going to save another $15 million from fraud reduction, good and bad rate improvement, credit loss improvement, and digital wallet funding enhancements.

We also believe there is an opportunity to improve Paysafe’s banking relationships generating additional cost saves, adding to EBITDA growth.

Lastly, our primary goal is to win in US iGaming. Ten percent of the US iGaming market share is forecasted to grow to $24 billion of market volume in 2025. The upside case is about $47 billion of market volume. Remember that Paysafe has a global base of 15 million customers across all of its verticals. We have a proven strategy of winning as new global markets open. And most importantly, we have unrivalled regulatory risk and technical expertise.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

Overall, I expect our transformation initiatives will add about $60 million of EBITDA to the $500 million of EBITDA planned for 2021 and expect our 2022 EBITDA target to be $650 million.

To conclude, I’ll say that Paysafe is a highly attractive and scarce investment opportunity within the payments/fintech space, with similar characteristics of other transactions I have worked on. For example, when FNF acquired FIS from Alltel for $1 billion, FIS operated in a highly fragmented industry. We utilize platform and technology stack to consolidate and drive organic and inorganic revenue growth and improved margins. FIS expanded its product offering, invested in technology, and improved its scale and margins of the business. Today, that $1 billion investment has a market capitalization of $88 billion. FIS has very similar characteristics to Paysafe – an attractive platform with a defensible market position. Upside from acquisition integration, platform consolidation and cross-selling. We will cross-sell, cross-sell, and cross-sell. There are multiple attractive acquisition opportunities that will strengthen our market position even further and we’re positioned to win in key attractive high growth markets.

With that, I am going to pass the call to Philip McHugh.

Philip McHugh

Thanks, Bill, for that introduction. Good morning, everyone, and thank you for joining us. I’m excited to introduce you to Paysafe.

We spent the last couple of months together with Bill’s team, and we really enjoyed the process. It’s safe to say that we’re all excited about the combination of Bill’s experience and the assets we have with Paysafe, and we can take our business to the next level.

At our core, Paysafe is a leading integrated payments platform processing nearly $100 billion of annual payment volume with 20 years of experience in digital commerce. If we begin on Slide 9, what I’ll walk you through is the real four, five key messages throughout the deck.

First of all, Paysafe has incredibly strong digital commerce products on both the consumer and on the merchant side that really come together to create a powerful two-sided network. It’s also not what we have, but where we are. We’re in a great payment space, but because 75% of our revenues are eCommerce and integrated, and we are a vertically focused business, we’re expose to the faster growth lanes of payments, and the deeper, more valuable ones where it’s harder to get into.

The third point about Paysafe, we have a long history as the global market leader in iGaming, where that we’ve been in it for 20 years, it’s in our DNA, and with the U.S. growing we’re extremely well-positioned to win that market as well.

The fourth piece is platforms. We’ve made tremendous investments to drive scalable platforms across technology, very deep and difficult platforms to replicate and risk and regulatory management, and the experience of our team and our clear architecture and technology gave us a playbook for M&A and consolidation.

The final point is partnering with Bill. We see four clear areas for growth, including the platform consolidation, unlocking revenue and expense synergies across Paysafe, continuing to win in our core verticals and to the merging verticals, and driving proactive M&A.

With that said, what we’re going to do is talk a bit about the products within Paysafe. I’ll touch on some of our platforms and our growth strategies, and then I’ll hand it over to Izzy.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

It starts with our core products. A scaled digital wallets business, a very powerful alternate payment called eCash, and a scaled international integrated processing platform. In terms of digital wallets, this is not your typical light wallet that passes through card credentials. It’s a very deep and functional wallet able to really, really service, very engaged, and digitally savvy true gamers and traders with over $4 million customers in plus 100 markets. The wallet fundamentally does a few key things. One, you can fund in and out of that wallet very, very effectively across dozens of APMs and hundreds of markets.

Two, you could take those funds into the merchant and then back out again, and that back and forth functionality is incredibly key for our true gamers and players who are playing across multiple sites.

Finally, you can move money around in many, many other ways. You can take the funds from the wallet back out instantly clear into a bank account. You can move it P&P, from wallet to wallet very, very effectively. You can move it from wallet to international bank account effectively creating an international remittance, which is a nice area of growth, and then in 30 markets we have a pre-paid card account as well, so the funds are effectively omnichannel. You can use it in store, online, or wherever you want to use those funds. A lot of functionality. That billion dollars of deposits and 4 million customers, they transact $23 billion through that ecosystem every single year. Very exciting product for us.

The second product is eCash. I’ve been in the industry for 25 years, and I have to say, this is one of the more unique and flexible products I’ve ever come across. Effectively, we make cash available in the digital world. We do this through $650,000 distribution points in over 50 countries, and we service well over 12 million customers.

We service them in two ways; a prepaid way, and in invoicing way. On the prepaid, you can go to any one of these distribution points, put down a sum of money, you get a prefunded account that you can then go use to buy online; or you can buy online, and in the shopping cart, instead of you choosing a card, you choose Paysafe cash, you get a barcode, go back to the same distribution point, and effectively pay cash and clear the shopping cart. Really, really powerful functionality.

In terms of who we service, we service millions of Gen Z and Millennial gamers. They’re playing Fortnite and PlayStation or downloading songs on Spotify. We service the casual gamer that doesn’t bet very often, maybe for the final four, or Super Bowl, or their favorite cricket team, but we also service millions of security conscious and under bank customers that don’t want to expose their card online for general commerce. They may use it to fund the Amazon cash account to buy online, or even more recently, we’ve partnered with digital banks like Monese, where we become the ATM money in solution, we can deposit cash at a store, and that gets into your bank account. Really, really powerful functionality.

We’re also transforming this business from a transaction based business to a customer based business. Over the past 18 months, we’ve been moving customers into our Paysafe app, which effectively works like a wallet. You KYC the customer, you have their email, you have their phone number, and you can really start to engage with a customer and develop that relationship. We’ve moved 40% of our volume into the app, and have line of sight to double that by next year. So, a really exciting trend there.

Finally, Paysafe integrated processing. This is about 50% of our revenues. We’re a scaled player across the United States, Canada, and Europe, and we really cater to two distinct populations. Global eCommerce players that is specific verticals, like iGaming, direct marketing, property management, health, and wellness. But also, we’re a scaled SMB player across the U.S. with over 200,000 merchants in the U.S., one of the larger players in that market, and a very strong focus on providing eCommerce solutions to SMB merchants as well. A great set of products.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

We also do this at scale. Wherever we enter, we like to be at scale, we like to have deep verticals with high sustainable take rates as well, so it’s a very powerful combination. For me, the real power comes when you bring it all together to create the Paysafe network. We can go to a merchant with a full set of payment acceptance value propositions across eCommerce, integrated solutions, and proprietary APMs to help a merchant accept payments. But we actually bring customers to the merchant. Across digital wallets and eCash, we have 15 million consumers that we bring into the network, and that creates a really two-sided impact, which we’ve really developed in iGaming, but we’ve seen developed in several other verticals where we’re seeing growth. Because of that, we see a sustained and superior take rate that is almost double the industry average.

I’ll move on now from our key products to where and how we win, especially in iGaming. iGaming is in our blood. We’ve been in this business for 20 years, it’s in our DNA, and we have a consistent Paysafe playbook; a single point of integration, a single point of service, incredibly robust processing, but most importantly, very deep and broad risk and regulatory management. To be a winner in this space, you’re catering to some incredibly demanding clients. They wanting to be global, they want multiple APMs, but they want you to understand payment regulation in hundreds of countries in gaming and gambling regulation in hundreds of countries. That’s something that Paysafe has developed very, very successfully in every market we’ve entered.

In Europe and the rest of the world, we’re a global leader with over 1,000 operators. We’ve continued to grow there, and we have great stories of being your global partner, but also able to react locally when regulation changes, be it in the U.K. or Germany, as examples, where we’re able to react very, very quickly and support our operators.

In Canada, 10 years ago, they opened up the iGaming market to online lotteries. We brought that Paysafe playbook with single point of integration, single point of service, very robust risk and controls and processing, and today we have 100% of the Canada iGaming coverage in all the provinces. That’s a huge point of pride, it’s a great part of our business, but it’s even more important when we look at the growth in the U.S.

As the U.S. grows, we enter the U.S. market with a reputation with our partners. The regulators look for reference points. They look to Canada as a very well-regarded and very successful regulatory regime. We are the reference for them, and of course, we enter with extremely strong products, a single API that brings you all the processing needs, it brings you the digital wallet, eCash, and a full set of risk and regulatory reports. Because of that, we have an extremely strong position in the U.S. with 75% of the operators already integrated to Paysafe as we speak. We think we’re well-positioned to win this market, to continue to be a leader in all the markets we serve.

Let me move on now from iGaming into the platforms. I talked about the importance of platforms driving scale, and this has been an area where we’ve put tremendous investment over the last few years, and we’ve done it in a few ways. The first is Paysafe Unity. This is a set of micro services. Take a single gateway and API on the front end, single data on the back end, consistent risk, and regulatory tools across all three businesses, and consistent client and merchant portals. These are repeatable capabilities across all of our businesses. We built this up over the last few years, and we’ve moved 40% of our revenue onto Paysafe Unity with a target of 70% next year, and the completion the year after that.

We’ve also made tremendous progress on the back end with Cloud migration. We’ve collapsed 12 data centers into four. We’ve moved eCash 100% onto Cloud processing this year. We will complete digital wallets and part of payment processing next year, and complete the entire business the year after that.

It’s also in terms of big platform consolidations across payment processing and in digital wallets. Just recently, we completed this integration of both the Skrill & Neteller platform. Two totally separate platforms, totally separate sets of code. We’ve put them onto a single platform that would drive a lot more efficiency and speed to market. Finally, we’ve consistently invested and increased our investment to be a top decile player in terms of cyber security.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

The platforms aren’t limited to just technology. We also look at risk and regulation, and on Slide 15, you can see a fairly complex slide, and it’s complex because it’s complicated. To be a true global player in the iGaming space, the level of payments regulation, of gaming regulation and certification is very, very complex. When we talk about a deep and a wide mote, this is absolutely one of the areas that we see that benefit where it’s hard to copy. It’s also different.

I’ve been at many different, other payments companies. We have over 300 professionals dedicated to risk, compliance, and analytics. That is very, very rare in the payments space. It’s a real strength of ours. We’ve been able to track some of the top people in the industry, including the former CRO from PayPal, and we’ve upgraded the team, we’ve built some real data capabilities, and we see this continuing to be an area of differentiation for Paysafe versus others.

Finally, we do see a playbook for expansion in creating a real M&A engine. Within Paysafe, we think with our multiple targets of opportunity and growth, we have a clear go-to architecture with Paysafe Unity, but we also have the M&A expertise. Paysafe has integrated 15 companies throughout its history, and the current executive team has done well over 300 deals combined, either negotiated and/or integrated, including many multi-billion dollar deals. There’s a lot to combine here where we think we can drive some exciting consolidation as well.

With that said, I’m going to move now to the growth opportunities. You can see on Slide 18 we talk about growth in four ways. The platform integration, accelerating existing organic revenue and growth strategies, winning in US iGaming and other key verticals, and of course, a key M&A strategy. That growth in underpinned by a real discipline. When I joined just under two years ago, really had to focus on stripping things out and doing the few things that would really move the needle, and we created the top 10 investments. This is an area where Bill Foley and I have really, really connected in terms of the culture of accountability, the culture of moving the needle and doing things at scale, and so we’re really starting to increase that heart rate of execution across all of these pieces.

If you go to Slide 19, we talk about unlocking $100 million dollars of EBITDA within the business, and we do this across driving enterprise sales, consolidating operations platforms, driving value to our current risk platforms, creating a bank as a service, and gateway convergence. Within our plan, we have $40 million of the $100 million is in our base plan, but we have line of sight to a further $60 million. I’ll pause here to give one or two examples. I don’t have time to go through every single one, but at enterprise sales, we really created a team that started to sell the single API integration, and sell our products holistically instead of every business doing it separately. We drove $10 million in referred revenue this year. We have line of sight, we have grounded $25 million next year, and believe this number can grow to $50 million, $60 million, $75 million as we develop it.

Another example is in risk. With the risk platforms and data that we’ve created, we’re seeing within our base plan, we’re seeing chargebacks and fraud rates really come down, but we also see further opportunities of value in terms of collections and funding. Currently in our digital wallet, almost half of the funding attempts fail in the digital wallet. It’s a tremendous loss of value, and we’ve seen this and done this in some prior companies where we’re worked, where we can drive real value, understanding the analytics, understanding which payment types are rejected by country, by bank, and as we start to build out that capability, a small movement in funding success rates can drive tremendous upside.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

The final example is bank as a service. We have over 1,000 bank accounts across Paysafe. We consolidated all of that last year under a single team. We built out a team of senior bankers. We’ve been exiting bank accounts, we’ve been consolidating accounts, we’ve been upgrading to better bank relationships, and we see this initiative and note alone as a $20 million EBITDA target, $10 million is grounded in the plan, and a further $10 million as we get line of sight, we see that coming to light as well. Hopefully some examples of how we’re driving that value.

Moving on from the $100 million, to winning in our core verticals, and of course that starts in iGaming. As I said earlier, we are the global leader in the space. In the U.S. market, we see a market going from currently about $3 billion in volume to $24 billion in volume. We’ve modelled our growth plans on that outlook, but we do see some forecast where people believe it could happen faster and in a larger quantum, which we would see as upside.

Two, we also see that there are very, very few players that could approach the market from both a B2B aspect, and a B2C aspect, and we create true differentiation, and it’s that single Paysafe playbook. One stop of integration, one single API, incredibly strong risk management, a very, very broad set of products driving acceptance, driving better processing, driving better optionality, and we are winning. We have well over 60 customers in the U.S., some of the biggest players. As each state continues to grow, as new states expand, and as our digital wallet starts to grow and capture more share, we see both volume and take rate on an upward trajectory over the next few years as this market develops.

We haven’t limited ourselves to just US iGaming. Today, US iGaming is a high growth piece. Overall, gaming is about 30% of our business, but we’ve been able to expand it to many other exciting emerging verticals. What we do is we take a step back and we ask ourselves a couple of questions. How important is ease of integration? We’ve got a very strong developer portal; we’ve got a good reputation on that front. Does global presence and international processing make a difference? How important are APMs in bringing unique payment solutions into the ecosystem in terms of driving more value for the end client? And does risk and regulatory management or banking capabilities create extra edge versus other BAU payment players? If we can answer yes to two or three of those questions, we know we have the right to win in those verticals, and we’ve created several fantastic examples. In gaming, Roblox, Fortnite, and Stadia are great examples. We have a nice pipeline that we look forward to, to announce as those things mature, where we’ve been able to enter predominantly with eCash, but also widen those relationships.

Another example is in property management, where we entered initially with our gateway, ease of integration, processing in multiple countries, brought them multiple APMs. That was already a nice way to make us competitive; however, the digital wallet really increased the ability of local APMs in many markets. That starts to give us differentiation. Then the eCash product has been really interesting. It’s started to help solve the cheque and cash problem for renters. That is offline, that is analog, and that is what these property management ISVs are looking for, how to make everything digital. We bring that holistic solution, and we’ve been able to create that two-sided network here and drive some very interesting growth. Just some examples of where we’ve been really able to grow and expand and go deeper into some key verticals.

I’ll end on this point here before handing it over to Izzy. We also look at M&A, and we think of three or four focus areas of growth. One is digital wallet consolidation. There is an incredibly large amount of digital wallets in this space, with very, very focused capabilities catered to very focused customer sets. It could be in B2B, it could be playing gig economy workers, it could be remittance wallets, it could be a local wallet’s good in one or two markets, but doesn’t know how to expand.

What we do see is consistent challenges on the back end. Very, very costly and non-scale KYC and AML capabilities, costly data, credit underwriting, and servicing capabilities. These are repeatable issues. We have a single platform with two brands. We’ve built out micro services, we’re in 100 plus countries, we have a highly functional wallet. We think there’s a real play here to drive some consolidation in that space.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

The second play is to really drive integration through eCommerce. The number of gateways in the market is very, very broad, and they focus on specific industry verticals or markets. With the play we see is to integrate, drive cost synergies leveraging our shared micro services, but more importantly, introduce our digital wallets and eCash into that ecosystem and drive up higher and more sustained take rates as well. We think between digital wallet and eCommerce integration, there’s a lot of synergy and a lot of growth there.

In eCash, we have a nice history of buying companies, completely consolidating both the FT and the technology onto our single platform, and driving our geographic and distribution presence. We think there’s still multiple plays there in several markets.

Finally, the one area we’d go beyond payments is in the iGaming space, where we’d look at iGaming services like data services, geo-fencing capabilities, and iGaming marketing services. We currently do that with a business called Income Access. It’s been successful, and we think that’s also repeatable.

With that said, hopefully you see plenty of areas for growth and opportunity, but let me turn it over to Izzy who can translate that into numbers.

Over to you, Izzy.

Izzy Dawood

Thanks, Philip.

Before we dive into the numbers, I will start with what excites me about our Company and the partnership with Bill Foley and his team.

Let’s turn to Page 24. In my experience as a public company CFO, I can truly say that Paysafe is a unique investment opportunity. Let me break that down as I walk down the funnel on the right-hand side of the page. Of the 4,300 listed companies, about 1,500 companies have revenues over $1 billion; we have $1.4 billion. Of the 1,500 companies, roughly 300 expect revenue growth over 10%; we are expecting 11%. Only 75 have margins greater 30%, and only 40 of them are also supported by a capital light business model.

Finally, we are one of four companies that pass these hurdles and are in the global payments space. Truly a scarce opportunity, and we believe our performance is sustainable

Moving to Page 25. Let’s start with our top line growth.

On the left-hand side of the page, you can see our volume growth is expected to be 15% CAGR, which is in line with our pre-COVID performance, and the growth is balanced across our three business segments.

On the right, we show revenue is also expected to grow at approximately 11% CAGR over the forecast period in line with our historical proforma growth. Our take rates increased by 13 basis points during 2020, and are expected to revert back to historical levels around 140 basis points to 145 basis points. That being said, our take rates are still higher than most players in the industry, and will continue to remain high given our specialized verticals and deep domain expertise.

On Page 26, transitioning to EBITDA. Paysafe has the ability to drive growth at scale. What do I mean by growth at scale? Not only are we able to grow revenue, but we have scale that allows us to drive meaningful operating leverage.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

On the left-hand side, you can see our expense growth stayed elevated in 2018 and 2019 as we invested to industrialize and scale key functions such as risk, compliance, cybersecurity, technology, and finance. Our expense growth is much lower in 2020 and is expected to grow at 5% next year. The investments also position us to deliver consistent operating leverage, margin expansion, and strong EBITDA growth.

On the right side of the page, as we look ahead, we see a path to roughly $700 million of EBITDA, plus additional pro forma upside that could drive EBITDA CAGR to 21%. The pro forma upside is driven by the key initiatives Philip highlighted, the partnership with Bill Foley, and the U.S. iGaming market materializing at the higher end of estimates.

Not only does Paysafe have the ability to deliver top and bottom-line growth, but the performance is also sustainable. For Paysafe, there are multiple components of sustainability, diversification, resilience, and capital or asset efficiency which I will cover next.

Starting with Page 27. The first pillar is diversification. Walking left to right, Paysafe is diversified across our business segments, diversified across geography creating numerous opportunities, and diversified across industry verticals. Additionally, 75% of our revenues come from eCommerce and integrated offerings.

On Page 28 is the second pillar of sustainability is our resilience. During a very challenging time for everyone, we are expecting our revenues to effectively be flat, despite volumes being down 9%. During 2020, we saw our take rates also increase driven by greater activity in industry verticals with higher take rates.

As you walk down the right-hand side, you can see our processing revenue has responded from the low in April. As eCommerce growth has offset the challenges in our brick-and-mortar customer base. Digital wallets revenue has also bounced back from April lows, when sporting events disappeared, and we exited low value referral channels. In the ensuing months, our customers effectively used their wallets to engage in other activities. As sporting events have started to make a come back, we have seen revenues increase.

Finally, eCash benefited from dislocation in the marketplace and maintained its strength as many economies started opening up in the summer. The sustained strength of their performance indicates that there has been a permanent lift in the customer base using our product.

Finally, on Page 29, the third pillar of sustainability is our capital light model. We have the ability to convert 80% of our EBITDA to free cash flow as our operating needs consist primarily of capital expenditure and working capital. With expanding margins, this gives us maximum flexibility to pursue inorganic growth, make key investments, and/or improve our leverage profile as well. As part of the transaction, we plan to pay down approximately $1.1 billion of our outstanding debt which improves our leverage profile by two-plus turns to approximate 3.6x.

On Slide 30, we will switch gears to the near term. We expect to report EBITDA of $501 million in 2021, which represents almost 20% growth and operating leverage greater than 550 basis points.

Our processing business continues to show momentum, and the resumption and addition of sporting events underpins growth in digital wallets.

Our investments in risk and compliance, along with an improving economic environment, drive expectations of lower credit losses, and operating expense growth is being managed effectively.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

Finally, additional pro forma upside could increase EBITDA to $561 million and growth to 33%. To reiterate, expected EBITDA growth of roughly 20% and 550 basis points of operating leverage with upside potential.

In summary, the uniqueness of our business model, coupled with a strong growth profile, foundational elements of sustainability, improved leverage profile to accelerate growth, and the partnership with Bill Foley, makes me very excited about our future

I will now turn it back over to Philip.

Philip McHugh

Thanks for that, Izzy, for that overview. Just to wrap up, I want to end on how does Paysafe compare versus the market, and how do we think about market multiples? The first thing we think about Paysafe is that we are a scaled eCommerce and integrated player with 75% of our revenues in that space. We’re an eComm player, but we’re also a very vertically focused player, and the verticals where we’re a leader, particularly in iGaming, we think are eCommerce, high growth with very, very strong tailwinds. Those are the two first things we think about.

The fact that we’re global and have deep risk management, we look at as differentiators. The final point is a two-sided network. Having products on both the merchant side, and on the consumer side, and proof points about how to bring those together. The first comp for us is always PayPal. While PayPal is a much larger and more scaled business, we do look at the playbook and their history of the last 10 years and the consolidation of platforms, successful expansion beyond their core roots, and then M&A to drive a massive value story. We absolutely see Paysafe as positioned for a very, very similar story, and with the same capabilities.

If we look at market comparisons on Slide 32, you see a pretty stratified market. You see what we call the real unicorns at the top. Very, very fast organic growth with very, very strong platforms and global presence.

On the bottom you see the core processors, but they’ll struggle to get anything beyond single digit top line growth, have a decent amount of technical debt to challenge as well. Really, it’s those eCommerce players and those integrated players, and when you look at the Paysafe profile, we see ourselves merging to the higher end of these comparisons in the market.

That’s the position of Paysafe. I’ll hand it over now to Bill to wrap up. Thanks, everybody.

Bill Foley

Thanks, Philip and Izzy, and thank you all for joining us this morning. To reiterate, Paysafe is a highly attractive and scarce investment opportunity within payments and fintech, and it’s very similar to other transactions I’ve been involved with. As I told you, FIS Investment from FNF, those characteristics of FIS are right in line with what we plan on doing with Paysafe.

This concludes our presentation. Thank you for your interest and we look forward to communicating with you in the weeks to come.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe”) with the U.S. Securities and Exchange Commission (“SEC”) that will include preliminary and definitive proxy statements to be distributed to holders of FTAC’s common stock in connection with FTAC’s solicitation for proxies for the vote by FTAC’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Paysafe relating to the offer of the securities to be issued in connection with the completion of the business combination. FTAC, PGHL AND PAYSAFE URGE INVESTORS, STOCKHOLDERS AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE FORM F-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCORPORATED BY REFERENCE THEREIN, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about PGHL, FTAC, and the proposed business combination. Such persons can also read FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FTAC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

FTAC, PGHL, Paysafe and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of FTAC’s and PGHL’s participants in the solicitation, which may, in some cases, be different than those of FTAC’s and PGHL’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. FTAC’s and PGHL’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FTAC’s and PGHL’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited Conference Call, December 7, 2020

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside FTAC’s and PGHL’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against FTAC, Paysafe and/or PGHL following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of FTAC, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on PGHL’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Paysafe’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of PGHL to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that PGHL, FTAC or Paysafe may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in FTAC’s most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning FTAC, PGHL or Paysafe, the transactions described herein or other matters and attributable to FTAC, PGHL, Paysafe or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of FTAC, PGHL and Paysafe expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTAC, Paysafe or PGHL, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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